SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: February 23, 2011	By	/S/ S. J. Cheng

Name:	S. J. Cheng
Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. Chesha Gibbons Director of Investor Relations +1-415-730-1307 chesha_gibbons@chipmos.com David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS TAIWAN TO RECEIVE US$11.6 MILLION IN SALE OF IDLE, NON-CORE ASSETS;

PROCEEDS WILL BE USED TO FURTHER PAY DOWN BANK DEBT

Hsinchu, Taiwan, February 23, 2011 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (the “Company” or “ChipMOS”) today announced that its majority-owned Taiwanese subsidiary, ChipMOS TECHNOLOGIES INC., (“ChipMOS Taiwan”) will receive approximately US$11.6 million in the sale of its idle, non-core assets, including six sets of Advantest T5377 and Advantest T5377S Memory Test Systems, respectively, and a building located in Hsinchu Science Park, Taiwan.

The idle test equipments and building have been sold to third parties unrelated to the Company. Payments of the respective objects have been evenly split into two tranches. The first payment was made before end of January 2011 and the second payment is scheduled to be made by the end of March 2011. Proceeds from the sales will be used to further pay down ChipMOS Taiwan’s bank debt.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “These sales are part of our ongoing goal to enhance asset efficiency and efforts to have our asset profile match our business strategy as we continue to improve our financial position. We are already seeing the benefits of reducing our commodity DRAM. By focusing on higher margin business opportunities, ChipMOS is positioned to recapture its growth momentum.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.